Exhibit 99.2

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
(UNAUDITED)
September 30, 2022

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
(UNAUDITED)
September 30, 2022

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	U.S. dollars in thousands
NET REVENUES	17,552	21,609	49,002	63,686
COST OF REVENUES	9,451	9,229	24,739	30,072
GROSS PROFIT	8,101	12,380	24,263	33,614
RESEARCH AND DEVELOPMENT EXPENSES	1,612	5,818	6,146	23,630
SELLING AND MARKETING EXPENSES	7,094	15,525	28,927	44,655
GENERAL AND ADMINISTRATIVE EXPENSES	6,503	8,435	22,086	25,765
OPERATING LOSS	7,108	17,398	32,896	60,436
FINANCIAL INCOME	3,190	17	4,862	39
FINANCIAL EXPENSES	31,783	4,006	39,906	12,974
FINANCIAL EXPENSES, net	28,593	3,989	35,044	12,935
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	35,701	21,387	67,940	73,371

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.06	0.05	0.12	0.16
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands):	638,368	467,908	577,536	454,995

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	September 30,	December 31,
	2022	2021
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	15,204	29,474
Bank deposits	15	8,530
Restricted cash	16,000	—
Trade receivables	36,007	31,677
Prepaid expenses and other receivables	3,290	4,661
Inventory	12,584	14,810
	83,100	89,152
NON-CURRENT ASSETS:
Restricted cash	148	16,169
Fixed assets	568	572
Right-of-use assets	6,233	3,651
Intangible assets	67,143	71,644
	74,092	92,036
TOTAL ASSETS	157,192	181,188

CURRENT LIABILITIES:
Account payable	4,784	11,664
Lease liabilities	966	1,618
Allowance for deductions from revenue	41,785	30,711
Accrued expenses and other current liabilities	21,199	20,896
Borrowing	113,859	—
Payable in respect of intangible assets purchase	10,937	16,581
	193,530	81,470

NON-CURRENT LIABILITIES:
Borrowing	—	83,620
Payable in respect of intangible assets purchase	—	3,899
Lease liabilities	6,008	2,574
Derivative financial instruments	2,931	—
Royalty obligation	750	750
	9,689	90,843
TOTAL LIABILITIES	203,219	172,313

EQUITY:
Ordinary shares	1,834	1,495
Additional paid-in capital	383,407	375,246
Accumulated deficit	(431,268)	(367,866)
TOTAL EQUITY	(46,027)	8,875
TOTAL LIABILITIES AND EQUITY	157,192	181,188

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity
	U.S. dollars in thousands
BALANCE AT JULY 1, 2022	1,827	383,414	(397,181)	(11,940)

CHANGES IN THE THREE-MONTHS PERIOD ENDED SEPTEMBER 30, 2022:
Share-based compensation to employees and service providers	—	—	1,614	1,614
Issuance of RSUs	7	(7)	—	—
Comprehensive loss	—	—	(35,701)	(35,701)
BALANCE AT SEPTEMBER 30, 2022	1,834	383,407	(431,268)	(46,027)

BALANCE AT JULY 1, 2021	1,311	354,442	(326,172)	29,581
CHANGES IN THE THREE-MONTHS PERIOD ENDED SEPTEMBER 30, 2021:
Share-based compensation to employees and service providers	—	—	2,191	2,191
Issuance of ordinary shares, net of expenses	2	497	—	499
Exercise of options into ordinary shares	3	662	—	665
Comprehensive loss	—	—	(21,387)	(21,387)
BALANCE AT SEPTEMBER 30, 2021	1,316	355,601	(345,368)	11,549

BALANCE AT JANUARY 1, 2022	1,495	375,246	(367,866)	8,875

CHANGES IN THE NINE-MONTHS PERIOD ENDED SEPTEMBER 30, 2022:
Share-based compensation to employees and service providers	—	—	4,538	4,538
Issuance of ordinary shares and warrants, net of expenses	332	8,168	—	8,500
Issuance of RSUs	7	(7)	—	—
Comprehensive loss	—	—	(67,940)	(67,940)
BALANCE AT SEPTEMBER 30, 2022	1,834	383,407	(431,268)	(46,027)

BALANCE AT JANUARY 1, 2021	1,054	293,144	(280,334)	13,864
CHANGES IN THE NINE-MONTHS PERIOD ENDED SEPTEMBER 30, 2021:
Share-based compensation to employees and service providers	—	—	8,337	8,337
Issuance of ordinary shares, net of expenses	245	58,468	—	58,713
Exercise of options into ordinary shares	17	3,989	—	4,006
Comprehensive loss	—	—	(73,371)	(73,371)
BALANCE AT SEPTEMBER 30, 2021	1,316	355,601	(345,368)	11,549

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(35,701)	(21,387)	(67,940)	(73,371)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	1,614	2,191	4,538	8,337
Depreciation	491	507	1,645	1,465
Amortization and impairment of intangible assets	1,601	1,834	4,501	5,491
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase	28,761	869	31,574	4,725
Fair value (gains) on derivative financial instruments	(3,143)	—	(5,124)	—
Fair value losses on financial assets at fair value through profit or loss	—	—	—	6
Issuance costs in respect of warrants	—	—	334	—
Exchange differences and revaluation of bank deposits	7	17	(56)	80
	29,331	5,418	37,412	20,104
Changes in assets and liability items:
Decrease (increase) in trade receivables	(2,252)	62	(4,330)	(1,381)
Decrease (increase) in prepaid expenses and other receivables	(501)	(390)	1,371	839
Decrease (increase) in inventories	(865)	(4,352)	2,226	(6,589)
Increase (decrease) in accounts payable	411	1,939	(6,880)	3,692
Increase (decrease) in accrued expenses and other liabilities	987	(2,575)	303	(3,495)
Increase in allowance for deductions from revenue	2,562	2,260	11,074	10,013
	342	(3,056)	3,764	3,079
Net cash used in operating activities	(6,028)	(19,025)	(26,764)	(50,188)
INVESTING ACTIVITIES:
Purchase of fixed assets	(22)	(21)	(198)	(112)
Change in investment in current bank deposits	—	(8,500)	8,500	(12,000)
Proceeds from sale of financial assets at fair value through profit or loss	—	—	—	475
Net cash (used in) provided by investing activities	(22)	(8,521)	8,302	(11,637)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	—	499	16,221	58,713
Exercise of options into ordinary shares	—	665	—	4,006
Repayment of payable in respect of intangible asset purchase	(5,100)	(1,721)	(10,878)	(5,600)
Payment of principal with respect to lease liabilities	(621)	(442)	(1,091)	(1,229)
Net cash provided by (used in) provided by financing activities	(5,721)	(999)	4,252	55,890
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,771)	(28,545)	(14,210)	(5,936)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(13)	(17)	(60)	(105)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	26,988	51,816	29,474	29,295
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	15,204	23,254	15,204	23,254

SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	24	11	35	36
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	2,942	3,250	8,225	8,266
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	—	385	4,767	385
Decrease in lease liability (with corresponding decrease in right of use asset in an amount of $534) resulting from early termination of lease	587	—	587	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - GENERAL:

a.	General

1)
RedHill Biopharma Ltd. (the “Company”), incorporated on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill Inc.”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical company primarily focused on gastrointestinal (“GI”) diseases and infectious diseases.

The Company’s ordinary shares were traded on the Tel-Aviv Stock Exchange (“TASE”) from February 2011 to February 2020, after which the Company voluntarily delisted from trading on the TASE, effective February 13, 2020. The Company’s American Depositary Shares (“ADSs”) were traded on the Nasdaq Capital Market from December 27, 2012 and have been listed on the Nasdaq Global Market (“Nasdaq”) since July 20, 2018.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)
Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally or acquired through in-licensing agreements. As of the date of approval of these condensed consolidated interim financial statements, the Company commercializes in the U.S., mainly Talicia®, for the treatment of Helicobacter pylori infection in adults, the first product approved by the U.S. Food and Drug Administration (“FDA”) being developed primarily internally by the Company, and Movantik®, for the treatment of opioid-induced constipation.

3)
Through September 30, 2022, the Company has an accumulated deficit and its activities have been funded primarily through public and private offerings of the Company’s securities and senior secured borrowing. There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business and support its indebtedness.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through other non-dilutive financing. The Company’s current cash resources are not sufficient to complete the research and development of all of its therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, that will result in negative cash flows from operating activities.

According to the Credit Agreement with HCR Collateral Management, LLC (“HCRM”), the Company needs to deliver to HCRM its condensed consolidated interim financial statements within 60 days after the end of the Company’s fiscal quarter. The Company did not deliver its condensed consolidated interim financial statements for June 30, 2022, within 60 days after the end of the second fiscal quarter (see also note 3(h) and 9(a) below). In addition, the Company, did not maintain minimum net sales of $75 million for the trailing four fiscal quarters periods ending September 30, 2022 (See also note 3(f) below).

In addition, there is an uncertainty regarding RedHill Inc’s ability to comply with other covenants required under the Credit Agreement, including Minimum Cash covenants for the next 12 months. For more information regarding the covenants, see note 15 to the annual financial statements and note 3(f) and 3(h) below.

Per the Credit Agreement, failure to perform or meet any covenant, which continues for 30 days after the earlier of the date on which (i) such failure occurred and (ii) written notice thereof shall have been given to RedHill Inc, shall constitute an Event of Default. If any Event of Default occurs and is continuing, HCRM may declare all amounts owing or payable under the Credit Agreement to be immediately due and payable (“proclaim acceleration” of the Borrowing). Thus, at the end of the reporting period, Redhill Inc. does not have an unconditional right to defer its settlement for at least 12 months after September 30, 2022. Moreover, as of September 30, 2022, the Company did not expect to obtain a waiver from HCRM. Therefore, the Company classified the Borrowing as a current liability and adjusted its carrying amount to reflect all amounts owing or payable under the Credit Agreement as being immediately due. The Company and its legal counsel are of the opinion  that if HCRM will proclaim acceleration, only part of the amounts payable under the Credit Agreement would be due thereupon. However, there is no assurance that  the Company’s opinion will be accepted, (See also note 9(a)). Consequently, these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

In response to these conditions, management has entered discussions with HCRM regarding a consensual business solution. In addition, management evaluated strategic alternatives to satisfy its outstanding obligations under the Credit Agreement, including a potential strategic transaction with respect to Movantik®. in November 2022, the Company has reached a non-binding agreement in principle with HCRM with respect to the terms of a transfer of the company’s rights in Movantik® to HCRM in exchange for the extinguishment of all the company’s obligations under the Credit Agreement between RedHill Inc. and HCRM dated as of February 23, 2020 (as amended) (see also note 3(h) and note 9(a) below).

The current COVID-19 pandemic has presented substantial public health and economic challenges around the world and specifically in the Company’s target markets in the U.S., affecting employees, patients, medical clinics, medical diagnosis, communities, and business operations. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations, the terms of the Credit Agreement and financial condition will depend on future developments that are bit certain and still cannot be predicted at this stage. The Company took actions designed to mitigate the potential impact of the COVID-19 pandemic on its business operations and to date, the COVID-19 pandemic has not caused significant disruptions to the supply chain and the Company has sufficient supply on hand to meet U.S. commercial demand and clinical study’s needs.

A number of the Company’s commercial activities have been materially impacted by the COVID-19 pandemic, including some launch sales and marketing activities for Talicia® for H. pylori infection and significant impact on sales of Aemcolo® for travelers’ diarrhea as well as on the Company’s sales force turnover.

б.	Approval of the condensed consolidated interim financial statements: These condensed consolidated interim financial statements were approved by the Board of Directors (the "BoD") on November 28, 2022.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

 The Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 (the "Condensed Consolidated Interim Financial Statements"), have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements, that are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2021, and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the three and nine months ended September 30, 2022, are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

a.
The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2021, except for the following additions:

Revenues from licensing

The Company accounts for licenses of intellectual property (“IP”) rights and manufacturing and supply services as distinct performance obligations if the customer can benefit from the good or services either on its own or together with other resources that are readily available to the customer (i.e. – the good or service is capable of being distinct) and if the Company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e. – the promise is distinct within the context of the contract).

If the promise to grant the license is distinct, the Company determines whether the nature of the promise in granting the license to the customer is to provide the customer with either a right to access the entity’s IP as it exists throughout the license period or a right to use the entity’s IP as it exists at the point in time at which the license is granted. Accordingly, revenue from a license providing a right of use to the Company’s is recognized at the point in time when control of the distinct license is transferred to the customer. Revenue from a license providing a right of access to the Company’s IP is recognized over the access period.

Variable consideration, such as sales-based royalties and milestones that are allocated to license of IP are recognized only when (or as) the later of the following occurs: (a) the subsequent sale occurs; and (b) the performance obligation to which some or all the sales-based royalty has been allocated has been satisfied (or partially satisfied).

Revenue from achieving additional milestones is recognized only when it is highly probable that a significant reversal of cumulative revenues will not occur, usually upon achievement of the specific milestone, in accordance with the relevant agreement.

b.
The following clarification to standards issued by the IASB has been adopted by the Company in the nine months ended in September 30,2022:

IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 - Statement of Cash Flows)

In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.

The adoption of the agenda did not have an impact on the Company’s condensed consolidated interim financial statements as of September 30,2022.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 - SIGNIFICANT EVENTS DURING THE CURRENT REPORTING PERIOD:

a.
During the nine months ended September 30, 2022, the Company sold 836,476 ADSs under the “at-the-market” equity offering program (“ATM program”) at an average price of $2.18 per ADS, for aggregate net proceeds of approximately $1.8 million, net of an immaterial amount of issuance expenses.

b.
In March 2022, the Company entered into an exclusive license agreement with Kukbo Co. Ltd ("Kukbo") for oral opaganib for the treatment of COVID-19, in South Korea. Under the terms of the license agreement, which follows the strategic investment by Kukbo noted in note 18(c) to the annual financial statements as of December 31, 2021, RedHill is to receive an upfront payment of $1.5 million and is eligible for up to $5.6 million in milestone payments as well as low double-digit royalties on net sales of oral opaganib in South Korea. Kukbo will receive the exclusive rights to commercialize opaganib in South Korea for COVID-19. As of September 30, 2022, the Company did not recognize revenues from this license agreement as the criteria to recognize revenues was not fully met.

On September 2, 2022, the Company filed a lawsuit against Kukbo and in the process of seeking a default judgment against Kukbo in a United States court, as a result of Kukbo’s default in delivering to the Company $5 million under the Subscription Agreement, dated October 25, 2021, in exchange for ADSs, and a further payment of $1.5 million due under the Exclusive License Agreement, dated March 14, 2022. In parallel, the lawsuit is being translated into Korean and planned to be sent to the Korean Central Authority for filing in South Korea. (See also note 9 (b)).

c.
In October 2021, the Company entered into an exclusive license agreement (the “License Agreement”) with Gaelan Medical Trade LLC ("Gaelan") for Talicia in the United Arab Emirates (UAE). Under the terms of the License Agreement, the Company received in April 2022 an upfront payment of $2 million. In addition, the Company is eligible for additional milestone payments as well as tiered royalties up to mid-teens on net sales of Talicia in the UAE. Gaelan will receive the exclusive rights to commercialize Talicia in the UAE, as well as a right of first refusal to commercialize Talicia in the Gulf Cooperation Council region (Saudi Arabia, Kuwait, Qatar, Bahrain, and Oman) for a pre-determined period. Gaelan shall be responsible for obtaining and maintaining regulatory approvals, as well as to conduct any and all required clinical and other studies. In March 2022, the Company and Gaelan signed an amendment to the License Agreement, according to which Gaelan may sublicense or assign any of its rights or obligations under the License Agreement.

In connection with the License Agreement, the Company and Gaelan entered into a supply agreement, according to which, the Company will exclusively manufacture (by a third party CMO) and supply Talicia to Gaelan during the term of the agreement.

The Company accounted for the license of the Talicia IP rights and manufacturing and supply services as distinct performance obligations, mainly due to the manufacturing not being specialized or unique and can be manufactured by others (i.e. – the good or service is capable of being distinct), as well as due to that the License Agreement and the manufacturing and supply services do not significantly affect each other (i.e. – the promise is distinct within the context of the contract). During the nine months ended September 30, 2022, the Company provided Gaelan substantially all the documentation which represents the right to use the Licensed IP, as well the paperwork relating to the IP itself and its regulatory documents. Accordingly, and since the manufacturing services are priced at their Standalone Selling Price, the Company recognized the $2 million upfront consideration as revenues in the Statement of Comprehensive Loss for the nine months ended September 30, 2022.

d.
In March 2022, the Company entered into a lease agreement for the U.S. offices it uses. The agreement will expire on July 31, 2034. The projected yearly rental for the first four years is approximately $400,000 per year and for the next 8 years are approximately $900,000 per year. The Company recognized right-of-use asset and lease liability of approximately $4.8 million. The weighted average lessee’s incremental annual borrowing rate applied to the lease liabilities was 9.9%.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

e.
In May 2022, the Company entered into a definitive agreement with a single investor. In accordance with the agreement, the Company issued to the investor 10,563,380 ADSs (or ADS equivalents), as well as granted unregistered private warrants to purchase up to 13,204,225 ADSs, for a total net consideration of $14.4 million.

The warrants have an exercise price of $1.48 per ADS, are exercisable six months after the issuance date, and have a term of five and one-half years. The warrants may be exercised either for cash or on a cashless basis.

The warrants were classified as a financial liability due to a net settlement provision. These derivatives were recognized and subsequently measured at fair value through profit or loss. The consideration, net of issue expenses, was allocated to the various issued instruments. Out of the gross consideration, amount of $8.1 million was allocated to the warrants. The remainder of approximately $6.9 million was allocated to equity. Issuance expenses of approximately $0.6 million were allocated as following: $0.3 million allocated to the liability instruments and were recorded directly to the statement of comprehensive loss and $0.3 million allocated to the equity component and were recorded against additional paid in capital.

f.
On June 17, 2022, RedHill Inc. signed an amendment to the Credit Agreement. Pursuant to the Amendment, Redhill Inc. shall be required, in addition to other covenants set out in the Credit Agreement, to maintain minimum net sales of $75 million for the trailing four fiscal quarters periods ending June 30, 2022, and September 30, 2022, and $90 million each fiscal quarter thereafter. Redhill Inc. shall also be required to maintain minimum net sales of $14 million for Movantik® each fiscal quarter starting the fiscal quarter ending June 30, 2022. The Amendment further sets an increase of 0.5% to the interest on the outstanding term loan for the quarters ending June 30, 2022, and September 30, 2022, at 3-month LIBOR rate (“LIBOR”), subject to a 1.75% floor rate, plus 7.2% fixed rate, which will be decreased to 6.7% thereafter. As a result of the event of default described in 3(h) below and that as of September 30, 2022, the Company did not expect to obtain a waiver from HCRM, HCRM may proclaim acceleration of the Borrowing.  The Company and its legal counsel are of the opinion that if HCRM will proclaim acceleration, only part of the amounts payable under the Credit Agreement would be due thereupon. However, there is no assurance that the Company’s opinion will be accepted. Therefore, the Company classified the Borrowing as a current liability and adjusted its carrying amount to reflect all amounts owing or payable under the Credit Agreement as being immediately due. Accordingly, the Company recorded an adjustment of approximately $27.9 million in the carrying amount of the Borrowing and a corresponding charge in the statements of comprehensive loss under financial expenses. See also note 9(a) below.

g.
Following the decrease in Movantik® net revenues, the Company has tested for impairment of the intangible asset related to Movantik® as of June 30, 2022 and calculated the recoverable amount of the asset. The weighted average cost of capital (WACC) used to discount the asset’s cash flows was 17.8%. No impairment was required as the recoverable amount of the asset is higher than the asset’s value as of June 30, 2022. As of September 30, 2022, the Company concluded that no indication that the asset may be impaired exists and therefore did not re-estimate the recoverable amount of the asset.

h.
On September 13, 2022 the Company and RedHill Inc. received a notice of events of default and reservation of rights letter (the “Notice”) from HCRM. The Notice asserts that certain events of default occurred as a result of alleged breaches by RedHill Inc. of its representations and warranties and financial covenants under the Credit Agreement. As a result of the alleged events of default, the Notice provides that the outstanding obligations under the Credit Agreement now bear interest at the default rate prescribed therein and that the lenders may accelerate the obligations under the Credit Agreement. While not asserted in the Notice, the Company acknowledges that it has not satisfied its obligation to deliver to HCRM its condensed consolidated interim financial statements as of June 30, 2022 within 60 days after the end of the Company’s fiscal quarter. The Company disagrees with the assertions made by HCRM as the basis for the Notice and, accordingly, the validity of the Notice. Moreover, the Company disputes the alleged events of default asserted by HCRM and, on September 15, 2022, the Company sent a response letter to HCRM to this effect. In addition, the Company, did not maintain minimum net sales of $75 million for the trailing four fiscal quarters periods ending September 30, 2022. For more information see note 9(a) below.

i.
On September 29, 2022, HCRM exercised its rights under a Deposit Account Control Agreement to take control of RedHill Inc.’s account at PNC Bank, National Association (“PNC”).  HCRM then instructed PNC to wire $16 million (the “Funds”), which is equivalent to the minimum cash required under the Credit Agreement, from the PNC account to an account held by HCRM.  RedHill Inc.’s control over the PNC account has since been restored.  HCRM has acknowledged that, despite receipt of the Funds in an account held in HCRM’s name, the Funds remain the property of RedHill Inc. and are held merely as security for RedHill Inc.’s obligations under the Credit Agreement. The Funds are classified as Restricted Cash in the condensed consolidated interim statements of financial position as of September 30,2022.

j.
Write-downs of inventories to net realizable value amounted to $0.7 million in the nine months ended September 30, 2022.These were recognized as an expense, included in cost of revenues in the statement of comprehensive loss.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 4: - ALLOWANCE FOR DEDUCTIONS FROM REVENUES:

The following table shows the movement of the allowance for deductions from revenues:

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2022	29,742	969	30,711
Increases	87,525	1,874	89,399
Decreases (utilized)	(77,013)	(1,499)	(78,512)
Adjustments	277	(90)	187
As of September 30, 2022	40,531	1,254	41,785

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2021	16,380	1,963	18,343
Increases	63,495	1,588	65,083
Decreases (utilized)	(53,550)	(1,208)	(54,758)
Adjustments	(645)	333	(312)
As of September 30, 2021	25,680	2,676	28,356

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of July 1, 2022	37,978	1,245	39,223
Increases	34,183	160	34,343
Decreases (utilized)	(31,696)	(136)	(31,832)
Adjustments	66	(15)	51
As of September 30, 2022	40,531	1,254	41,785

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of July 1, 2021	23,724	2,372	26,096
Increases	21,817	632	22,449
Decreases (utilized)	(19,908)	(632)	(20,540)
Adjustments	47	304	351
As of September 30, 2021	25,680	2,676	28,356

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 5 - SHARE-BASED PAYMENTS:

a.	The following is information on options granted during the nine months ended September 30, 2022:

	Number of options granted
	According to the Award Planof the Company (1)	Exercise price for 1 ADS ($)	Fair value of options on date of grant in U.S. dollars in thousands (2)
January 2022	5,000	2.45	7
March 2022	6,000	1.67	6
	11,000		13

1)
The options will vest as follows: for directors, employees and consultants of the Company and the Company's subsidiary who had provided services exceeding one year as of the grant date, options will vest in 16 equal quarterly installments over a four-year period. For directors, employees and consultants of the Company and the Company's subsidiary who had not provided services exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over 12 equal quarterly installments. During the contractual term, the options will be exercisable, either in full or in part, from the vesting date until the end of 10 years from the date of grant.

2)
The fair value of the options was computed using the binomial model and the underlying data used was mainly the following:  price of the Company's ADS: $1.67 - $2.45, expected volatility: 66.94% - 67.21%, risk-free interest rate: 1.73% - 1.78% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates.

b.	The following is information on RSUs granted during the nine months ended September 30, 2022:

				Fair value of
	Number of RSUs granted			RSUs on date of
	According to the Award Plan of the Company			grant in
Date of BoD	Other than to Directors	To directors (4)	Total	U.S. dollarsin thousands
January 2022 (1)	1,920,500	140,000	2,060,500	5,712
March 2022 (1)	96,000	—	96,000	160
April 2022(1)	35,000	—	35,000	87
June 2022 (2)	2,018,500	165,000	2,183,500	1,878
July 2022 (2)	65,000	—	65,000	56
September 2022 (3)	370,279	51,030	421,309	352
Total	4,505,279	356,030	4,861,309	8,245

1)	The RSUs vest as follows: 50% of RSUs will vest one year following the grant and 50% will vest two years following the grant.

2)	The RSUs vest in 12 equal quarterly installments over three year-period.

3)	The RSUs vest in 8 equal quarterly installments over two year-period.

4)
The general meeting of the Company’s shareholders held on May 13, 2022 (the “May 2022 AGM”), subsequent to approval of the Company’s BoD in January 2022, approved the grant of 140,000 RSUs under the Company’s Award plan to directors and to the Company's Chief Executive Officer in the same terms. The fair value of these RSUs on the date of grant was $0.1 million.

In addition, In June 2022 the Company’s BoD, approved the grant of 165,000 RSUs under the Company’s Award plan to directors and to the Company's Chief Executive Officer in the same terms subject to the Annual general meeting approval.  The fair value of these RSUs on the date of approval was $0.1 million.

c.
During the three and nine months ended September 30, 2022, approximately 0.4 million and 1.5 million options and RSUs were forfeited, respectively, resulting in approximately $0.8 million and $2.7 million in reversed expenses, respectively

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 6 - NET REVENUES:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	U.S dollars in thousands		U.S dollars in thousands
Licensing revenues	—	—	2,000	—
Movantik® revenues	16,006	19,395	41,462	57,510
Sales of Other products	1,546	2,214	5,540	6,176
	17,552	21,609	49,002	63,686

NOTE 7 - FINANCIAL INSTRUMENTS:

a.
As of September 30, 2022, the financial instrument of the Company presented at fair value is derivative financial instrument in the amount of $2.9 million. The derivative financial instrument of the Company represents warrants, see note 3(e) above. This instrument is classified as level 3. The fair value adjustments are recognized in profit or loss under financial income or financial expenses. The following table presents the change in the derivative liability measured at level 3 for the three and nine months ended September 30, 2022:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	U.S. dollars in thousands
Balance at beginning of the period	6,074	—	—	—
Proceeds received during the period	—	—	8,055	—
Fair value adjustments recognized in profit or loss	(3,143)	—	(5,124)	—
Balance at end of the period	2,931	—	2,931	—

The fair value of the warrants is computed using the Black and Scholes option pricing model. The fair value of the warrants as of September 30,2022, is based on the price of an ADS as of September 30,2022 and based on the following key parameters: risk-free interest rate of 4.05% and volatility of 77.2%. The fair value of the warrants as of May 9, 2022, was computed based on the price of an ADS on May 9, 2022, and based on the following key parameters: risk-free interest rate of 2.97% and volatility of 71%.

b.	The carrying amount of cash equivalents, bank deposits, restricted cash, receivables, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

c.	The fair value of the borrowing and Payable in respect of intangible assets purchase is approximately $88.8 million and $10.9 million as of September 30, 2022, respectively.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 - SEGMENT INFORMATION:

The Chief Executive Officer is the Company’s Chief Operating Decision Maker (“CODM”). The CODM allocates resources and assesses the Company’s performance based on the following segmentation: Commercial Operations and Research & Development.

Effective December 31, 2021, the Company changed its operating segments to reflect the manner in which the Company's CODM reviews and assesses performance. Accordingly, the Company reports on revenue and segment Adjusted EBITDA. Disclosures regarding the Company’s reportable segments for prior periods have been adjusted to conform to the current period presentation. Adjusted EBITDA represents net loss before depreciation, amortization, and financial expenses (income), adjusted to exclude share-based compensation.

The following table presents segment profitability and a reconciliation to the consolidated net loss and comprehensive loss for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	U.S. dollars in thousands		U.S. dollars in thousands
Commercial Operations Segment Adjusted EBITDA	(317)	(4,738)	(12,507)	(15,220)
Research And Development Adjusted EBITDA	(3,085)	(8,128)	(9,705)	(29,923)
Financial expenses (income), net	28,593	3,989	35,044	12,935
Share-based compensation to employees and service providers	1,614	2,191	4,538	8,337
Depreciation	491	507	1,645	1,465
Amortization and impairment of intangible assets	1,601	1,834	4,501	5,491
Consolidated Comprehensive loss	35,701	21,387	67,940	73,371

Except for $2 million licensing revenues reported in the nine months ended September 30, 2022, which are allocated to the Research and Development segment, all of the Company’s revenues are allocated to the Commercial Operations segment.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 9 - EVENT SUBSEQUENT TO SEPTEMBER 30, 2022:

a.
On November 14, 2022, The Company has reached a non-binding agreement in principle with HCRM with respect to the terms of a transfer of The Company’s rights in Movantik® to HCRM in exchange for the extinguishment of all The Company’s obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement between RedHill Inc. and HCRM. The Company would retain substantially all pre-closing liabilities relating to Movantik and HCRM would assume substantially all post-closing liabilities. It is expected that The Company would provide transition services to HCRM to ensure a seamless process so that patient care will not be interrupted.

b.
On November 24, 2022, the Company received a letter from Kukbo regarding the pending lawsuit (see also note 3(b)). According to the letter received, Kukbo asserts that it intends to defend its case and bring a counterclaim against the Company. The Company strongly believes in the merits of its lawsuit against Kukbo and will continue to decisively pursue a favorable judgment. The Company notes that Kukbo did not file a response in the U.S. court within the required timeframe.